EXHIBIT 99.1

Statoil ASA: Information relating to fourth quarter 2015 dividend

STAVANGER, Norway, April 14, 2016 -- Key information relating to the cash dividend to be paid by Statoil (OSE:STL, NYSE:STO) for fourth quarter 2015, reported 4 February 2016.

Dividend amount: 0.2201
Declared currency: USD
Last day including right: 11 May 2016
Ex-date: 12 May 2016
Record date: 13 May 2016
Payment date: On or around 27 June 2016
Date of approval: 11 May 2016

Other information:

Dividend per share in NOK will be communicated 23. May 2016.

The Board of Directors has also proposed to the AGM the introduction of a two-year scrip dividend programme. This programme will give shareholders the option to receive quarterly dividends in cash or in newly issued shares in Statoil

This information is published in accordance with the requirements of the Continuing Obligations.

This information is subject of the disclosure requirements acc. to §5-12 vphl (Norwegian Securities Trading Act)

CONTACT:

Peter Hutton, SVP Investor Relations,
mbl: +44 7881 918 792

Morten Sven Johannessen, VP Investor Relations USA,
mbl +1 203 570 2524